UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 6, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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82-_______________.

Enclosures: Sasol announces appointment of Chief Executive designate

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Sasol announces appointment of Chief Executive designate

The Chairman of Sasol, Hixonia Nyasulu, today announced the appointment of David Constable as Chief Executive designate, effective 6 June 2011.

Constable is currently Group President, Operations at Fluor Corporation.

Constable grew up in Canada but has lived and worked all over the world. He is an engineer with 30 years of experience in the heavy industrial engineering, construction, operations and maintenance arena across the globe. He has proven technical, operational and commercial skills as well as a sound track record in diversity and talent management. He has had global exposure to a range of industrial sectors including mining, power, gas, oil and chemicals. His successful track record in capital project development and execution positions him well to guide Sasol's significant capital expenditure programme.

In June 2010, the board of Sasol, under the direction of the Chairman, embarked on a comprehensive recruitment programme for a successor to Pat Davies. Internal and external candidates were considered with the search extending both locally and internationally. The recruitment process sought to identify the best leader for the role, within the criteria applied by the Sasol Board, to ensure the candidate would be best positioned to most effectively serve the Company's interests at this juncture.

"We are excited to have found a chief executive of Davids's calibre and experience. His extensive engineering foundation has seen him take critical leadership roles across the world in both developed and developing economies", said Sasol Chairman, Hixonia Nyasulu.

Pat Davies said today, "I have thoroughly enjoyed my time at Sasol and I'm particularly pleased with the strong and diverse management team we have in place. The company's solid performance base and depth of talent has it well positioned for growth both at home and abroad, and I am confident that under David's leadership, great strides will be made in delivering on Sasol's exciting growth strategy."

Davies has reached retirement age and will step down on 30 June 2011 with Constable taking up the role of Chief Executive on 1 July 2011.

Johannesburg
6 May 2011

Sponsor
Deutsche Securities (SA) (Pty) Limited

Biographical information – David E. Constable

David E. Constable serves as Fluor Corporation's group president of Operations, where he is responsible for the multi-functional entity that serves Fluor's core business groups and includes information technology, project executive services, engineering, global procurement, construction, industrial relations, project management and risk management. Constable also chairs the company's Sustainability Committee.

Prior to his current position, Constable served as president of Fluor's Power business heading up the company's activities in the global coal, gas, nuclear and renewable power generation industries. This business is also responsible for emission control betterment, including CO_2 capture and sequestration technology solutions.

He also had management oversight responsibility for Fluor's Corporate Sales Board, which manages the company's global sales force across all five of its industry business groups.

Constable has served as senior vice president for Fluor's Energy & Chemicals business group, working closely with clients to develop capital projects in the oil, gas, and chemicals production industries.

During his tenure with Fluor, Constable has led two other Fluor businesses and had management roles in both Operations and Sales in Canada, the United States, South America and Europe. He served as president of Fluor's Operations & Maintenance business, supporting client's across a wide variety of industries with a focus on operational asset productivity improvement. Prior to this, Constable was president of Fluor's Telecommunications business. He also held the positions of vice president of Fluor's Europe, Africa & Middle East region; executive director for the hydrocarbon industry in North America and the mining industry in South America.

Active in a variety of professional and civic organizations, Constable is a member of the Institute of Petroleum, the United States Energy Association and sits on the boards of the U.S.-China Business Council and The Boy Scouts of America Circle 10 Council. He is a member of the company's Executive Development Board, its Compliance & Ethics Committee and sits on the Board of Trustees of the Fluor Foundation. Constable is also a board member of ICA Fluor, the company's joint venture operation in Mexico.

Constable graduated from the University of Alberta with a degree in civil engineering and is a registered professional engineer. He is a graduate of Thunderbird University's International Management Program and Wharton Business School's Advanced Management Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011   By: //s/ V D Kahla
                                   Name: Vuyo Dominic Kahla
                                   Title: Company Secretary